04002450

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

RECEIVED FEB 26 2004 PROCESSING SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Research Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 S. Fair Oaks Avenue, #315
(No and Street)

Pasadena, (City) CA (State) 91105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA, An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Ave., Ste 7, (Address) Northridge, (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Odell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Research Brokerage Services, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNEMARIE SALLING
ABA1
Comm. # 1257015
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires March 17, 2004
ABA1

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Capital Research Brokerage Services, LLC

I have audited the accompanying statement of financial condition of Capital Research Brokerage Services, LLC (a California Limited Liability Company) as of December 31, 2003 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Capital Research Brokerage Services, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 20, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Capital Research Brokerage Services, LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 16,294
Cash and securities segregated under federal and other regulations	1,000
Accounts receivable	23,602
Marketable securities, at market	335,053
Other receivables	700
Furniture and equipment, net of accumulated depreciation of $3,727	13,280
Total assets	$ 389,929

Liabilities and Members' Equity

Liabilities

Accounts payable	$ 19,524
Income taxes payable	2,500
Total liabilities	22,024
Members' equity	367,905
Total liabilities and members' equity	$ 389,929

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Income
For the Year Ended December 31, 2003

Revenues	
Commissions income	$ 785,278
Interest and dividends	10,708
Unrealized gains (losses)	3,300
Other income	9,107
Total revenues	808,393
Expenses	
Commissions expenses	15,000
Occupancy and equipment rental	2,170
Taxes, other than income taxes	15,884
Administrative expenses – related party	355,000
Other operating expenses	405,195
Total expenses	793,249
Income (loss) before provision for income taxes	15,144
Income tax provision	3,300
Net income (loss)	$ 11,844

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

	Members' Equity
Beginning balance at January 1, 2003	$ 406,061
Member's withdrawal of capital	(50,000)
Net income (loss)	11,844
Balance at December 31, 2003	$ 367,905

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net income (loss)		$ 11,844
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	$ 2,730	
Valuation of marketable securities to market	(3,300)	
(Increase) decrease in:		
Accounts receivable	(4,937)	
Other receivables	(700)	
(Decrease) increase in:		
Accounts payable	(20,488)	
Income taxes payable	2,500	
Total adjustments		(24,195)
Net cash and cash equivalents used in operating activities		(12,351)
Cash flows from investing activities:		
Purchase of marketable securities	(165,000)	
Proceeds from sale of marketable securities	150,715	
Net cash and cash equivalents used in investing activities		(14,285)
Cash flows from financing activities:		
Member's withdrawal of equity	(50,000)	
Net cash and cash equivalents used in financing activities		(50,000)
Net decrease in cash and cash equivalents		(76,636)
Cash and cash equivalents at beginning of year		92,930
Cash and cash equivalents at end of year		$ 16,294

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ –
Income taxes	$ 3,300

The accompanying notes are an integral part of these financial statements.

Capital Research Brokerage Services, LLC
Notes to Financial Statements
December 31, 2003

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Capital Research Brokerage Services, LLC (the "Company") was organized a as California Limited Liability Company ("LLC") on November 12, 1997. In May of 2000 the Company acquired The Oakwood Group of Michigan, LLC., a broker/dealer organized on February 14, 1996, in the State of North Carolina as a Limited Liability Company. The surviving company maintained the broker/dealer under the name Capital Research Brokerage Services, LLC. The Company operates in all 50 states, but maintains its main office in Pasadena, California. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and a member of the National Association of Securities Dealers.

The Company serves as broker of record for mutual fund activity for the clients of a related company.

The Company has around fifteen (15) total clients, with four (4) of the clients accounting for 50% of the Company's commission revenues.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis. Haircuts are deductions from net capital of certain specified percentages of the market value of securities that are long and short in the capital and proprietary accounts of the broker-dealer.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years using the straight–line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For taxes purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 2: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $1,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3: MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market consisted of certificates of deposit with varying maturities, valued at $335,053 on December 31, 2003. The company included $3,300 in unrealized gains on these securities, in income.

Note 4: FURNITURE AND EQUIPMENT, NET

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Furniture & fixtures	$ 11,744	7
Machinery & equipment	5,263	5
Subtotal	17,007	
Less accumulated depreciation	(3,727)	
Furniture and equipment, net	$ 13,280	

Depreciation expense for the year ended December 31, 2003 was $2,730.

Capital Research Brokerage Services, LLC
Notes to Financial Statements
December 31, 2003

Note 5: INCOME TAXES

The Company is a registered limited liability company. The Federal taxation is similar to a partnership, whereby the taxes are paid at the member level. All tax effects of a partnership's income or loss are passed through to the partners individually.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2003, the Company recorded the gross receipts tax for a limited liability company of $3,300.

Note 6: RELATED PARTY TRANSACTIONS

The Company maintains its operations utilizing the office space and staff of another company related by common ownership. The majority of the Company's clients are clients of the other company. The Company has entered into various related party agreements. One agreement is for the office space, staff and other services provided to the Company by the related party at no charge to the Company. Another agreement is for advisory services provided by the related party. Under this advisory agreement, the Company will pay "$15,000 per month or otherwise AS AND IF invoiced." The agreement provides for the amount paid to be increased or decreased based on the amount of activity for the month. During the year ended December 31, 2003, the company paid $355,000 included in administrative expenses to this related party.

The Company also received $9,100 from another related party, included in other income, as reimbursement for advertising expenses that benefit the related party.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities*. In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities,* which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measure certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within it scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2003, the Company's net capital of $347,598 exceeded the minimum net capital requirement by $97,598; and the Company's ratio of aggregate indebtedness ($22,024) to net capital was 0.06:1, which is less than the 15 to 1 maximum ratio allowed.

Capital Research Brokerage Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2003

Computation of net capital		
Members' equity	$ 367,905	
Additions:	–	
Total members' equity and allowable additions		$ 367,905
Less: Non–allowable assets		
Other receivables	(700)	
Furniture and equipment, net	(13,280)	
Total non–allowable assets		(13,980)
Net capital before haircuts		353,925
Less: Haircuts and undue concentration		
Haircuts on certificates of deposit	(6,315)	
Haircuts on money market accounts	(12)	
Undue concentration	–	
Total haircuts and undue concentration		(6,327)
Net Capital		347,598
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,468	
Minimum dollar net capital required	250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 97,598
Percentage of aggregate indebtedness to net capital	0.06:1	

There was a $3,200 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003 due to the accrual of income taxes for $2,500 and an increase in non–allowable assets of $700.

See independent auditor's report.

Capital Research Brokerage Services, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ –	
Customers' securities failed to receive	–	
Total credits		$ –
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	–	
Failed to deliver of customers' securities not older than 30 calendar days	–	
Total debits		–
Reserve Computation		
Excess of total credits over total debits		$ –
Reserve required at 105%		$ –
Amount held on deposit in reserve account at December 31, 2003		$ 1,000
Amounts deposited (withdrawn) after December 31, 2003		–
Amount in reserve account after December 31, 2003		$ 1,000

There was no material difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2003.

See independent auditor's report.

Capital Research Brokerage Services, LLC
Schedule III - Reconciliation of Net Capital and
Reserve Requirements Under Rule 15c3-3
As of December 31, 2003

Net Capital as calculated per audit report	$ 347,598
Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2003	350,798
Net difference in computation of net capital	$ 3,200
Reserve requirement as calculated per audit report	$ –
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2003	–
Net difference in computation of reserve requirements	$ –

See independent auditor's report.

Capital Research Brokerage Services, LLC
Schedule IV - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2003

The Company is a self-clearing firm and is subject to the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report.

Capital Research Brokerage Services, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Capital Research Brokerage Services, LLC

In planning and performing my audit of the financial statements of Capital Research Brokerage Services, LLC for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Capital Research Brokerage Services, LLC including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 20, 2004